                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT No. 1)*


                        Healthcare Imaging Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    421939109
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                 Sam Beran, M.D.
                          Department of Plastic Surgery
                           5323 Harry Hines Boulevard
                              Dallas, TX 75235-9132
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 1, 1999**
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check
the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The reporting persons beneficially own in the aggregate 887.385 shares of Series D Cumulative Accelerating Redeemable Preferred Stock ("Series D Preferred Stock") of Healthcare Imaging Services, Inc. (the "Company"). Such Series D Preferred Stock is convertible at any time after March 1, 1999 into shares of the Company's common stock.

CUSIP No. 421939109                         SCHEDULE 13D

1.       NAME OF REPORTING PERSON
         Sam Beran, M.D.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)      |_|
                                                                    (b)      |X|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         OO, See Item 3

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 |_|
         Not applicable

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

NUMBER OF                  7.       SOLE VOTING POWER
SHARES                              0, See Item 5
BENEFICIALLY               8.       SHARED VOTING POWER
OWNED BY                            8,907,060.61, See Item 5
EACH                       9.       SOLE DISPOSITIVE POWER
REPORTING                           0, See Item 5
PERSON                     10.      SHARED DISPOSITIVE POWER
WITH                                8,907,060.61, See Item 5

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,099,025.204, See Item 5

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              |X|
         See Item 5(a), Note (2)

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         26.52%, See Item 5

14.      TYPE OF REPORTING PERSON
         IN

CUSIP No. 421939109                         SCHEDULE 13D

1.       NAME OF REPORTING PERSON
         Phyllis Beran

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)      |_|
                                                                    (b)      |X|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         OO, See Item 3

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 |_|
         Not applicable

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

NUMBER OF                  7.       SOLE VOTING POWER
SHARES                              0, See Item 5
BENEFICIALLY               8.       SHARED VOTING POWER
OWNED BY                            8,907,060.61, See Item 5
EACH                       9.       SOLE DISPOSITIVE POWER
REPORTING                           0, See Item 5
PERSON                     10.      SHARED DISPOSITIVE POWER
WITH                                8,907,060.61, See Item 5

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,262,661.768, See Item 5

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              |X|
         See Item 5(a), Note (2)

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         22.32%, See Item 5

14.      TYPE OF REPORTING PERSON
         IN

CUSIP No. 421939109                         SCHEDULE 13D

1.       NAME OF REPORTING PERSON
         Beran/Echelon I Shareholders Trust

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)      |_|
                                                                    (b)      |X|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         OO, See Item 3

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 |_|
         Not applicable

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Trust is organized under the laws of the State of New Jersey.

NUMBER OF                  7.       SOLE VOTING POWER
SHARES                              0, See Item 5
BENEFICIALLY               8.       SHARED VOTING POWER
OWNED BY                            4,631,669.51, See Item 5
EACH                       9.       SOLE DISPOSITIVE POWER
REPORTING                           0, See Item 5
PERSON                     10.      SHARED DISPOSITIVE POWER
WITH                                4,631,669.51, See Item 5

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,631,669.51, See Item 5

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              |X|
         Not applicable, See Item 5

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         28.97%, See Item 5

14.      TYPE OF REPORTING PERSON
         00 - TRUST

CUSIP No. 421939109                         SCHEDULE 13D

1.       NAME OF REPORTING PERSON
         Beran/Mainland II Shareholders Trust

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)      |_|
                                                                    (b)      |X|
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         OO, See Item 3

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 |_|
         Not applicable

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Trust is organized under the laws of the State of New Jersey.

NUMBER OF                  7.       SOLE VOTING POWER
SHARES                              0, See Item 5
BENEFICIALLY               8.       SHARED VOTING POWER
OWNED BY                            979,773.15, See Item 5
EACH                       9.       SOLE DISPOSITIVE POWER
REPORTING                           0, See Item 5
PERSON                     10.      SHARED DISPOSITIVE POWER
WITH                                979,773.15, See Item 5

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 979,773.15, See Item 5

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              |_|
         Not applicable, See Item 5

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.94%, See Item 5

14.      TYPE OF REPORTING PERSON
         OO - TRUST

CUSIP No. 421939109                         SCHEDULE 13D

1.       NAME OF REPORTING PERSON
         Beran/Management III Partners Trust

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)      |_|
                                                                    (b)      |X|
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         OO, See Item 3

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 |_|
         Not applicable


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Trust is organized under the laws of the State of New Jersey.

NUMBER OF                  7.       SOLE VOTING POWER
SHARES                              0, See Item 5
BENEFICIALLY               8.       SHARED VOTING POWER
OWNED BY                            2,404,906.867, See Item 5
EACH                       9.       SOLE DISPOSITIVE POWER
REPORTING                           0, See Item 5
PERSON                     10.      SHARED DISPOSITIVE POWER
WITH                                2,404,906.867, See Item 5

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,404,906.867, See Item 5

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              |_|
         Not applicable, See Item 5

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         17.48%, See Item 5

14.      TYPE OF REPORTING PERSON
         OO - TRUST

CUSIP No. 421939109                         SCHEDULE 13D

1.       NAME OF REPORTING PERSON
         Beran/Bloomfield IV Shareholders Trust

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)      |_|
                                                                    (b)      |X|
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         OO, See Item 3

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 |_|
         Not applicable

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Trust is organized under the laws of the State of New Jersey.

NUMBER OF                  7.       SOLE VOTING POWER
SHARES                              0, See Item 5
BENEFICIALLY               8.       SHARED VOTING POWER
OWNED BY                            623,494.745, See Item 5
EACH                       9.       SOLE DISPOSITIVE POWER
REPORTING                           0, See Item 5
PERSON                     10.      SHARED DISPOSITIVE POWER
WITH                                623,494.745, See Item 5

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 623,494.745, See Item 5

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              |_|
         Not applicable, See Item 5

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.2%, See Item 5

14.      TYPE OF REPORTING PERSON
         OO - TRUST

CUSIP No. 421939109                         SCHEDULE 13D

1.       NAME OF REPORTING PERSON
         Beran/INB V Shareholders Trust

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)      |_|
                                                                    (b)      |X|
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         OO, See Item 3

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 |_|
         Not applicable

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Trust is organized under the laws of the State of New Jersey.

NUMBER OF                  7.       SOLE VOTING POWER
SHARES                              0, See Item 5
BENEFICIALLY               8.       SHARED VOTING POWER
OWNED BY                            267,216.335, See Item 5
EACH                       9.       SOLE DISPOSITIVE POWER
REPORTING                           0, See Item 5
PERSON                     10.      SHARED DISPOSITIVE POWER
WITH                                267,216.335, See Item 5

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 267,216.335, See Item 5

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              |_|
         Not applicable, See Item 5

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.3%, See Item 5

14.      TYPE OF REPORTING PERSON
         OO - TRUST

                         AMENDMENT No. 1 TO SCHEDULE 13D
                        HEALTHCARE IMAGING SERVICES, INC.

         This Amendment No. 1 to Schedule 13D amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined therein) with the Securities and Exchange Commission on February 19, 1999 (the "Original Schedule 13D") and constitutes Amendment No. 1 to the Original Schedule 13D. Capital terms used herein without definition shall have the meaning assigned to such terms in the Original Schedule 13D.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         Item 5 of the Original Schedule 13D is revised and amended in its entirety as set forth below.

          (a) Beneficial Ownership
              --------------------

         Items 7, 8, 9, 10, 11, 12 and 13 from pages 2 through 8 of this statement are incorporated herein by reference.

         The Reporting Persons are the beneficial owners of an aggregate of 8,907,060.61 shares of Common Stock. Based on the Company's most recent public filings, this represents beneficial ownership of 43.96% of the Company's Common Stock.

         Each of the Reporting Persons beneficially owns (i) that number of shares of Common Stock and (ii) that percentage of the Company's Common Stock (based on the Company's most recent public filings), as set forth opposite such Reporting Person's name:


------------------------------------------------------------------------------------------------------------------
                                                Number of Shares of                          Percentage of
                                                   Common Stock                               Common Stock
Reporting Person                                 Beneficially Owned   (1)                 Beneficially Owned
----------------                           --------------------------                  ---------------------------
Sam Beran, M.D.                                       8,907,060.61(2)                          43.96%
------------------------------------------------------------------------------------------------------------------
Phyllis Beran                                         8,907,060.61(2)                          43.96%
------------------------------------------------------------------------------------------------------------------
Beran/Echelon I Shareholders Trust                    4,631,669.51                             28.97%
------------------------------------------------------------------------------------------------------------------
Beran/Mainland II Shareholders Trust                    979,773.15                              7.94%
------------------------------------------------------------------------------------------------------------------
Beran/Management III Partners Trust                   2,404,906.867                            17.48%
------------------------------------------------------------------------------------------------------------------
Beran/Bloomfield IV Shareholders Trust                  623,494.745                              5.2%
------------------------------------------------------------------------------------------------------------------
Beran/INB V Shareholders Trust                          267,216.335                              2.3%
------------------------------------------------------------------------------------------------------------------

(1) Set forth on Schedule II of this Schedule 13D is the formula used to calculate the number of shares of Common Stock to be issued to the Reporting Persons upon conversion of the Series D Preferred Stock.

(2) Represents all of the shares of Common Stock beneficially owned by the Beran Trusts of which

    Sam Beran, M.D. and Phyllis Beran are co-trustees. Sam Beran, M.D. disclaims beneficial ownership of 4,808,035.406 shares of Common Stock beneficially owned by the Beran Trusts. Phyllis Beran disclaims beneficial ownership of 5,644,398.842 shares of Common Stock beneficially owned by the Beran Trusts because they do not have a pecuniary interest in these shares.

(b)      Voting and Dispositive Powers
         -----------------------------

         Items 7, 8, 9, 10, 11, 12 and 13 from pages 2 through 8 of this statement are incorporated herein by reference.

         Sam Beran, M.D. and Phyllis Beran are co-trustees of the Beran Trusts. As such, Sam Beran, M.D. and Phyllis Beran share voting and dispositive power with respect to the shares of Common Stock beneficially owned by the Reporting Persons.

(c)      Transactions in Securities of the Company During the Past Sixty Days
         --------------------------------------------------------------------

         Other than as set forth herein, the Reporting Persons have not made any purchase or sales of securities of the Company during the sixty (60) days preceding the date of this Amendment No. 1 to Schedule 13D.

(d)      Dividends and Proceeds
         ----------------------

         Subject to the terms of each of the Beran Trust's liquidating trust agreements, the trustees of each the Beran Trusts, Phyllis Beran and Sam Beran, M.D., have the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock beneficially owned by the Reporting Persons.

(e)      Date Reporting Person Ceased to be Beneficial Owner of More than 5% of
         -----------------------------------------------------------------------
         the Company's Stock
         -------------------

         Not applicable.

                    SIGNATURES AND JOINT STATEMENT AGREEMENT
                    ----------------------------------------

         After reasonable inquiry and to the best of each Reporting Person's respective knowledge and belief, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.

         Each Reporting Person understands that they are responsible for the timely filing of this statement and any amendments thereto and for the completeness and accuracy of the information concerning such Reporting Person contained herein; each Reporting Person understands that they are not responsible for the completeness or accuracy of the information concerning the other Reporting Persons making this filing unless such Reporting Person knows or has reason to believe that such information is inaccurate. This Statement may be executed in more than one counterpart.

                                            /s/ Sam Beran
Dated: September 16, 1999                   ----------------------------------
       ------------------                   Sam Beran, M.D.


                                            /s/ Phyllis Beran
                                            ----------------------------------
                                            Phyllis Beran


                                            BERAN/ECHELON I SHAREHOLDERS TRUST


                                                   /s/ Sam Beran
                                            By:_______________________________
                                               Name:    Sam Beran, M.D.
                                               Title:   Co-Trustee



                                            BERAN/MAINLAND II SHAREHOLDERS TRUST


                                                   /s/ Sam Beran
                                            By:_________________________________
                                               Name:    Sam Beran, M.D.
                                               Title:   Co-Trustee

                                             BERAN/MANAGEMENT III PARTNERS TRUST


                                                     /s/ Sam Beran
                                             By:________________________________
                                                Name:    Sam Beran, M.D.
                                                Title:   Co-Trustee




                                             BERAN/BLOOMFIELD IV SHAREHOLDERS
                                             TRUST

                                                     /s/ Sam Beran
                                             By:________________________________
                                                Name:    Sam Beran, M.D.
                                                Title:   Co-Trustee




                                             BERAN/INB V SHAREHOLDERS TRUST


                                                     /s/ Sam Beran
                                              By:_______________________________
                                                 Name:   Sam Beran, M.D.
                                                 Title:  Co-Trustee

                                   SCHEDULE II

   Conversion of Reporting Persons' Series D Preferred Stock into Common Stock

Conversion Ratio:          The quotient of (x) the aggregate liquidation
                           preference of the Series D Preferred Stock being
                           converted divided by (y) the Conversion Price. The
                           "Conversion Price" shall be equal to the average of
                           the market prices for the Common Stock for the twenty
                           (20) consecutive trading days immediately preceding
                           the Convertibility Date and shall be subject to
                           adjustment in certain circumstances.
Example:
         Number of Shares of Series D
         Preferred Stock Held in the aggregate
         by the Reporting Persons =                                 887.385

         X (aggregate liquidation preference of 887.385
         shares of Series D Preferred Stock) =                     $9,317,542.50

         Y(Conversion Price) =                                      1.046085


9,317,542.50
                      =  8,907,060.61 shares of Common Stock to be issued in
---------------------    exchange for 887.385 shares of
1.046085                 Series D Preferred Stock

---------------------------------------------------------------------------------------------------------------
                                             Number of Shares of Series D            Number of Shares of
Reporting Person                                Preferred Stock Owned           Common Stock Beneficially Owned
----------------                          ---------------------------------     -------------------------------
---------------------------------------------------------------------------------------------------------------
Sam Beran, M.D.                                         887.385*                             8,907,060.61
---------------------------------------------------------------------------------------------------------------
Phyllis Beran                                           887.385*                             8,907,060.61
---------------------------------------------------------------------------------------------------------------
Beran/Echelon I Shareholders Trust                       461.44                              4,631,669.51
---------------------------------------------------------------------------------------------------------------
Beran/Mainland II Shareholders Trust                     97.612                                979,773.15
---------------------------------------------------------------------------------------------------------------
Beran/Management III Partners Trust                      239.594                             2,404,906.867
---------------------------------------------------------------------------------------------------------------
Beran/Bloomfield IV Shareholders Trust                   62.117                                623,494.745
---------------------------------------------------------------------------------------------------------------
Beran/INB V  Shareholders Trust                          26.622                                267,216.335
---------------------------------------------------------------------------------------------------------------

* Represents all of the shares of Common Stock beneficially owned by the Beran Trusts of which Phyllis Beran and Sam Beran, M.D. are trustees.